UNITED STATES

SI ION

21004612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE ~~8-12345~~ 8-70182

REPORT FOR THE PERIOD BEGINNING	**2/13/19**	AND ENDING	**11/30/19**
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Exos Securities LLC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

WEWORK, C/O EXOS FINANCIAL, TOWER 49 12E. 49TH ST., 15TH FL

(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason W. Hauf	***212-498-8942***
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)

Accounting Firm

EisnerAmper LLP

750 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant

o Public Accountant

o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Oath or Affirmation

I, JASON W. HAUF, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of EXOS SECURITIES LLC, as of NOVEMBER 30, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature
CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn
to before me
this 29 day of January,
2020

Caroline Kinsella
Notary Public

CAROLINE DEIRDRE KINSELLA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02KI6379427
Qualified in New York County
Commission Expires August 13, 2022

This report * contains (check all applicable boxes)

x (a) Facing page.

x (b) Statement of financial condition.

(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in §210.1-02 of Regulation S-X).

(d) Statement of changes in financial condition.

(e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.

(f) Statement of changes in borrowings subordinated to claims of creditors.

(g) Computation of net capital.

(h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

(i) Information relating to the possession or control requirements under Rule 15c3-3.

(j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.

(k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

x (l) An oath or affirmation.

x (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report. [fn 11]

(n) A report describing any material weaknesses found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a–5(e)(3).*

Note: Various exchanges may require an additional letter of attestation.

[fn 11] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

Exos Securities LLC

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2019

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Exos Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Exos Securities LLC (the "Company") as of November 30, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
January 29, 2020

Table of Contents

EXOS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
As of November 30, 2019

Dollars in Thousands

Assets		
Cash and Cash Equivalents	$	4,819
Receivables from Brokers and Dealers		518
Receivables from Customers and Counterparties		578
Financial Instruments Owned at Fair Value		10,257
Total Assets	$	16,172
Liabilities		
Accrued Expenses	$	1,528
Payable to Affiliate		5,124
Total Liabilities		6,652
Total Member's Equity		9,520
Total Liabilities and Member's Equity	$	16,172

The accompanying notes are an integral part of this statement of financial condition

1. Organization

Description of Business

Exos Securities (the "Company") was formed on May 3, 2017 in the State of Delaware as a limited partnership originally under the name Auro TFP LP. On March 29, 2018, the entity was converted to a Delaware LLC and the name was changed to Exos Securities LLC.

Exos Securities is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). Exos Securities membership application was approved on February 13, 2019. As a registered broker-dealer, Exos Securities is subject to the capital requirements of the Securities Exchange Act of 1934.

Exos Securities clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii).

Exos Securities is a wholly owned subsidiary of Exos Financial LLC ("Exos Financial"), which is a majority owned subsidiary of Exos Technology Financial Partners Ltd. ("Exos TFP").

Exos Securities is principally engaged in the purchase, sale and financing of U.S. Treasury securities and exchange traded futures contracts and equity underwriting. Exos Securities transacts primarily with institutional counterparties.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The statement of financial condition is presented in U.S. dollars, which is the Company's functional and reporting currency. This statement of financial condition and its associated notes are presented in thousands of dollars.

Use of Estimates

In presenting the statement of financial condition management makes estimates and assumptions regarding compensation expense accruals, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could differ from those estimates.

Cash and Cash Equivalents

Exos Securities has defined cash equivalents as short term, highly liquid investments including money market instruments. All cash is on deposit with major money center banks.

Revenue Recognition

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with U.S. GAAP. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

Fees from underwriting assignments are recognized in revenues upon completion of the underlying transaction based on the terms of the assignment. Certain expenses associated with underwriting assignments are deferred until the related revenue is recognized or the assignment is otherwise concluded.

Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control Environment

The independent price verification process is a key element of the control environment over the determination of the fair value of financial instruments. The prices used are validated by a team independent of those trading the financial instruments in light of available pricing evidence.

Valuation Hierarchy

The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. Exos Securities reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Litigation and Other Matters

Exos Securities is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. Exos Securities would recognize a contingent liability in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, Exos Securities accrues the most likely amount of such loss, and if such amount is not determinable, Exos Securities accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Accounting Standards Issued But Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", which provides guidance for the recognition of lease assets and lease liabilities and disclosing key information about leasing arrangements. This ASU became effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. The guidance provides for determining if the Company's lease contracts and service level agreements meet certain criteria to recognize leased assets and liabilities in the statement of financial condition. The Company anticipates that this ASU will not have a material impact on the statement of financial condition.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. U.S. GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU became effective for annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact that this ASU will have on the statement of financial condition and does not expect the impact to be material.

3. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. There were no collateralized financing arrangements reported in the statement of financial condition at November 30, 2019.

The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

Exos Securities pledges collateral in conjunction with its securities sold under agreements to repurchase. At November 30, 2019, the Company had no repurchase or reverse repurchase transactions outstanding.

4. Receivables and Payables from/to brokers and dealers

The following table represents receivables and payables from/to brokers, dealers and other institutions as of November 30, 2019:

	Assets	Liabilities
Receivables from Brokers and Dealers	$ 518	$ -
Receivables from Customers and Counterparties	578	-
	$ 1,096	**$ -**

5. Financial Instruments

The following table presents Exos Securities financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of November 30, 2019:

	Assets	Liabilities
Mutual Funds	$ 10,257	$ -
	$ 10,257	$ -

6. Fair Value Measurements

Exos Securities assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, Exos Securities separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At November 30, 2019, all of Company's securities are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily publicly traded mutual funds. Such instruments are principally classified as Level 1.

The following table presents Exos Securities assets and liabilities that are measured at fair value on a recurring basis as of November 30, 2019 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 10,257	$ -	$ -	$ 10,257
Total Financial Instruments Owned, at Fair Value	10,257	-	-	10,257
Total Assets, at Fair Value	$ 10,257	$ -	$ -	$ 10,257

Financial Instruments not carried at Fair Value

The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of November 30, 2019, including their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets					
Cash and Cash Equivalents	$ 4,819	$ 4,819	$ -	$ -	$ 4,819
Receivables from Brokers and Dealers	518		518		518
Receivables from Customers and Counterparties	578	578			578
Liabilities					
Accrued Expenses	1,528		1,528		1,528
Payable to Affiliate	5,124		5,124		5,124

Generally, the carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments.

7. Risk Management

As a participant in the government securities and credit markets, Exos Securities is exposed to various risks that arise in the normal course of its business. The risks to which Exos Securities are subject to include market, credit, liquidity, operational, legal, regulatory and financial control risks. Exos Securities monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, Exos Securities believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. Exos Securities senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk and Expected Shortfall measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by Exos Securities might fail to perform under its contractual obligations, which could result in Exos Securities incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Liquidity Risk

Liquidity risk is the risk that we will be unable to fund ourselves or meet our liquidity needs in the event of firm specific, broader industry or market liquidity stress events. The Company's primary liquidity risk management object is to meet all contractual and contingent financial obligations at all times. To achieve that objective the Company monitors its liquidity risk on a ongoing basis, maintains appropriate asset-liability management and has access to diverse funding sources.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk throughout the year relates to securities issued by the U.S. Government.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. Exos Securities in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and Exos Securities policy.

Exos Securities seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

8. Commitments and Contingencies

Leases and Related Commitments

There were no outstanding commitments at November 30, 2019.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at November 30, 2019.

Litigation

Exos Securities is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of Exos Securities incurring a liability. Exos Securities recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. Exos Securities cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where Exos Securities may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which Exos Securities believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which Exos Securities is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of

November 30, 2019.

There were no material litigation, investigations, and regulatory matters in which Exos Securities was involved as of November 30, 2019. If any such matters were resolved against Exos Securities, these matters could, individually or in the aggregate, have a material adverse effect on Exos Securities net assets, operating results, or cash flows in any particular period. Exos Securities cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on Exos Securities statement of financial condition.

9. Guarantees

In the normal course of its business, Exos Securities may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

Exos Securities provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, Exos Securities has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. Exos Securities has not recorded any liabilities in the statement of financial condition as of November 30, 2019 related to these indemnification arrangements.

10. Income Taxes

No provision for federal income taxes has been made because the Company is a single-member LLC and, therefore, is not subject to federal income taxes. The Company's income or loss is reportable by its member on its tax return. The Company is currently not subject to state or local income taxes. As of November 30, 2019, management has determined that there are no material uncertain income tax positions.

11. Collateral

In connection with its trading activities, particularly in U.S. Government securities, Exos Securities enters into collateralized repurchase agreements. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

12. Net Capital Requirements

As a registered broker-dealer, Exos Securities is subject to the net capital rules of the SEC (Rule 15c3-1).

Under the SEC's "Uniform Net Capital Rule", Exos Securities has elected to compute its minimum net capital using the alternative method. As such, Exos Securities is required to maintain minimum net capital of $250 thousand, as defined in SEC Rule 15c3-3 (SEC Rule 15c3- 1(a)(1)(ii)). At November 30, 2019, Exos Securities had regulatory net capital of $7.9 million, which was $7.6 million in excess of its required minimum net capital of $250 thousand.

The Company is exempt from SEC Rule 15c3-3 under the provisions of paragraph (k)(2)(ii).

13. Employee Benefit Plan

Employees of Exos Securities are eligible to participate in the Exos Financial LLC Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is Exos Financial LLC include Exos Securities employees, the Plan sponsor, and certain of its affiliates. Exos Securities matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

14. Related Party Transactions

In the normal course of business Exos Securities conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. These transactions are performed at an arm's length and may include a reasonable markup. The markup for the related party transactions in this statement of financial condition did not exceed 5% for services provided by Exos Securities to affiliates.

Payable to Affiliate includes payables in the amount of $5.12 million in conjunction with operational support received in the normal course of business and funds lent to Exos Securities.

15. Subsequent Events

FASB ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the date of the statement of financial condition but before the date the financial statement is available to be issued, require accounting as of the date of the statement of financial condition, or disclosure in the financial statement. The Company has evaluated subsequent events through January 29, 2020, the date the financial statement was issued. No recordable or disclosable events occurred through this date.